[Letterhead of Gibson, Dunn & Crutcher LLP]

acheng@gibsondunn.com

August 24, 2005

VIA EDGAR

(213) 229-7684	C 41731-00005

(213) 229-6684

Linda Cverkel

Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0510

Re:          Herbst Gaming, Inc.

Form 10-K for the year ended December 31, 2004

Form 10-Q for the period ended March 31, 2005

Form 8-K/A dated April 15, 2005

Commission File Number: 333-71094

Dear Ms. Cverkel:

On behalf Herbst Gaming, Inc. (the “Company”), this letter responds to your letter dated August 11, 2005, regarding the above-referenced filings (the “Comment Letter”).  This letter sets forth the Company’s proposed responses to each of your comments, which we are forwarding to you for your consideration prior to any additional filing by the Company.

Each of your comments from the Comment Letter is set forth below, followed by the Company’s related response.  For the Staff’s convenience, the Company has also taken the liberty of including as Exhibit A a copy of the pro forma financial statements which reflect revisions made in response to the Staff’s comments to the pro forma financial statements filed with the Company’s Form 8-K/A dated April 15, 2005.  These pro forma financial statements are marked to show sections that have changed from the previous filing.

Form 10-K for the year ended December 31, 2004

Marketing page 4

1.                                      We note the disclosure on page 4 indicating that the Company has implemented a players club and slot club under which points earned may be redeemed for cash, discounted rooms, food and other goods and services.  Please tell us and explain in the notes to your financial statements in future filings how you recognize and classify awards earned by customers under this program.

Historically, liabilities in respect of our player’s club have not constituted a significant amount, with the Company’s player’s club liability being $277,000 at December 31, 2004.

Player’s club liability is recognized as points are earned and is included in the “Other liabilities” line of the Company’s balance sheet.  Player’s club expenses are included in the “Promotional allowances” line of the Company’s statement of operations.

The Company has noted the Staff’s comment and will expand its discussion of the player’s club as part of the promotional allowance accounting policy discussion in future filings.

 Management’s Discussion & Analysis

- Recently Issued and Adopted Accounting Standards, page 32

2.                                      We note your disclosure listing the accounting standards that did not or are not expected to have any impact on your results of operations or financial condition.  In future filings, please expand your disclosure in MD&A and the notes to the financial statements to include: 1) a brief description of the new standard; 2) the date that the adoption is required and the date that the registrant plans to adopt, if earlier; and 3) a discussion of the methods of adoption allowed by the standard and the method expected to be utilized by the registrant.  See SAB No. 74.

The Company has noted the Staff’s comment and will provide such disclosure in future filings.

Statements of Operations, Page 37

3.                                      We note that interest expense is presented net of capitalized interest.  Please revise future filings to disclose the total amount of interest cost incurred during the period and the amount thereof that has been capitalized.  See paragraph 21 of SFAS No. 34.

The Company has had no capitalized interest since 2000, but has continued to use the same description of this line item in its financial statements as it anticipated having capitalized interest from time to time.  For example, the Company expects to have capitalized interest in the third quarter of this year.  The Company will disclose the total amount of interest cost incurred during the period in question and the amount thereof that has been capitalized in future filings as recommended by the Staff.

Notes to the Financial Statements

Note 1 Description of Business and Summary of Significant Accounting Policies

- Lease Acquisition Costs, page 42

- Location Rent Expense, page 43

4.                                      We note the disclosure indicating that capitalized lease acquisition costs are amortized using the straight-line method over the term of the related leases, including expected renewals, which range from one to twenty years.  We also note the disclosure indicating that fixed rental payments are recorded on a straight-line basis over the agreement term, including any optional extension periods that are expected to be exercised.  Please explain why you believe it is appropriate to amortize or recognize such costs over a period which includes expected renewals or optional extension periods, rather than over only the original lease term.  As part of your response and your revised disclosure, clarify why you believe that expected renewals or optional extensions are reasonably assured.  We may have further comment upon receipt of your response.

The Company agrees that its description of this policy should be clarified, and it will do so in future filings.  The Company amortizes its lease acquisition costs over the life of its leases, which range from one to twenty years.  The extension language the Staff points out applies only to one lease.  This lease had a five-year extension period, exercisable entirely at the Company’s option, which the Company was certain to extend without substantial cost.  As permitted by SFAS 142, paragraph 11, renewals or extensions should be considered in determining the useful life when they are perfunctory and there are minimal costs involved.  The Company is currently in the third year of this five-year extension period and given it is unusual for leases to include extension periods at the sole discretion of the lessee, it is unlikely that this will be a recurring situation.  The Company proposes to modify its descriptions of Lease Acquisition Costs and Location Rent Expense in its future filings as follows:

Lease Acquisition Costs—Significant incremental costs associated with the acquisition of location leases are capitalized and amortized using the straight-line method over the term of the related leases. Lease acquisition costs are stated at cost less accumulated amortization of $[         ] and $[          ] at December 31, 200[  ] and 200[   ], respectively.

Location Rent Expense—Fixed rental payments (including scheduled increases) are recorded on a straight-line basis over the agreement term. Renewal agreements are considered new agreements and are accounted for as described above over the new agreement term.

- Location Rent Expense, page 43

5.                                      We note your disclosure related to location rent expense that states that contingent payments are expensed in the period incurred.  In future filings, please revise your disclosure to include the basis on which contingent payments are determined.  See paragraph 16 of SFAS No. 13.  Also, in future filings, please revise to disclose the amount of fixed and contingent rentals incurred during each period presented.  Refer to the requirements of paragraph 16c of SFAS No. 13.

The language the Staff references was included inadvertently, as the Company does not currently have, nor has it had since the Company has made public filings, any contingent payments for lease agreements.  The Company will omit any reference to contingent payments in its future filings until such time as such payments may arise.  All fixed rental payments are disclosed in Note 9 of the Company’s financial statements under “Commitments and Contingencies.” Please see our response above for the Company’s proposal to modify its description of Location Rent Expense in its future filings.  The Company will disclose the amount of fixed and contingent rentals incurred for each period should the Company enter into leases with such terms.

Note 2. Acquisitions

6.                                      Please explain in further detail why no identifiable intangible assets (i.e., customer relationships, tradenames, etc.) other than lease acquisition costs were recognized in connection with the acquisition of the route assets of Anchor Coin, Inc.  As part of your response and your revised disclosure please explain how the amount allocated to lease acquisition costs was determined and indicate the weighted average amortization period over which these costs are being amortized to expense.

The only intangible assets acquired pursuant to the acquisition in 2003 of Anchor Coin, Inc. (“Anchor”, and such acquisition, the “Anchor Acquisition”) were approximately 60 route contracts.  The Company did not obtain the use of any trade names and there were no non-compete or other intangibles acquired, such as customer lists.  As a result, no identifiable intangible assets other than lease acquisition costs were recognized in connection with the Anchor Acquisition.  The Company established the lease acquisition costs by taking the difference between the lease amounts from the route contracts acquired from Anchor and market value lease rates and then calculating the present value of that difference over the balance of the contract term.  The weighted average amortization period for all lease acquisition costs that were part of the Anchor Acquisition was approximately seven years, which corresponded to the term of the lease to which almost all of the lease acquisition costs were attributable.  The Company will include this disclosure in its future filings.

7.                                      Similarly, please explain in detail why no identifiable intangible assets other than goodwill were recognized in connection with the acquisition of three casinos from Grace Entertainment, Inc.  Your response should explain why you believe there are no other intangible assets such as customer relationships or similar assets, recognized in connection with this acquisition.  In addition, please tell us and revise future filings to disclose the factors that contributed to a purchase price that resulted in recognition of goodwill.  Refer to the requirements of paragraph 51b of SFAS No. 141.

A third-party valuation firm has been engaged by the Company to value the assets acquired in the Grace Acquisition in February 2005 and to assist in the allocation of the purchase price paid.  As the Company disclosed in Note 2 of its Form 10-Q for the period ended March 31, 2005, this valuation and allocation process is not yet complete.  These tasks include the identification and valuation of any intangible assets acquired.  The Company expects this valuation and allocation process to be completed before the end of the year.  After the valuation is completed, the Company expects to have a portion of the purchase price that is not attributable to specific assets, and this will result in the recognition of certain intangible assets, such as gaming licenses, customer lists and an executive non-competition agreement, and significant goodwill.  Thereafter, the Company will disclose the nature of the other intangibles acquired as well as whether they are amortizable, and if so, over what period of time.

Based on preliminary evaluations, the Company has allocated $208,547,000 to intangible assets acquired pursuant to the Grace Acquisition, the majority of which represents goodwill.  The Company believes that this goodwill is attributable to the strong cash flows generated by these properties as well as the enhancement and diversification of the Company’s base businesses outside the state of Nevada.  The Company will provide this disclosure in future filings.

Note 7.  Long-Term Debt

8.                                      We note your disclosure as to why you have not provided condensed consolidating financial information with respect to the subsidiary guarantors.  In future filings, please also disclose whether there are any significant restrictions on your ability to obtain funds from your subsidiaries by dividend or loan.  See Rule 3-10(i)(9) of Regulation S-X.

The Company has noted the Staff’s comment and will disclose in its future filings that there are no significant restrictions on the ability of the Company’s subsidiary guarantors to transfer funds to the Company in the form of cash dividends, loans or advances.

Form 8-K/A dated April 15, 2005

Unaudited Pro Forma Condensed Combined Statement of Operations

9.                                      Please revise the notes to the pro forma financial statements to disclose the significant assumptions used to determine the pro forma adjustments for the acquisition and refinancing transactions.  As part of these disclosures, please indicate the amount of loan fees incurred on loans related to the acquisition and refinancing transactions and the method and term used to amortize them to expense.  Also, please indicate the amount of debt obtained to finance the acquisition, the amount of debt refinanced and the interest rates on the debt obtained in the refinancing transaction.

In response to the Staff’s comment, please see the revised notes to the Company’s pro forma financial statements included in the attached Exhibit A.

Unaudited Pro Forma Condensed Combined Balance Sheet

10.                               Please revise the adjustments to the pro forma balance sheet so that each adjustment is presented on a gross rather than net basis.  For example, separate adjustments should be disclosed reflecting the receipt of funds from debt obtained to finance the acquisition and for the payment of the cash purchase price of $276,800.  Also, based on the disclosures currently presented in footnote (1) it is unclear as to which adjustments relate to purchase price adjustments to fair value and which represent the elimination of assets and liabilities not acquired or assumed in connection with the acquisition.  Please revise to clearly indicate the nature of all adjustments reflected in the Grace Acquisition Adjustments column.

In response to the Staff’s comment, in order to more clearly identify the two types of adjustments made in the pro forma balance sheet, the Company has revised this balance sheet to add another pro forma adjustment column.  As a result, one column identifies assets and liabilities eliminated because they were not assumed in the Grace Acquisition, and the other column identifies those assets and liabilities that were added due to the financing of the Grace Acquisition.  To date, there have been no purchase price adjustments made to the value of the assets acquired.  Please see the revised pro forma balance sheet included in the attached Exhibit A.

11.                               We note that your Form 8-K dated April 15, 2005 includes audited financial statements for those entities acquired in the Grace acquisition, however the auditor’s reports do not provide the name of the firm that issued the reports.  Please amend your Form 8-K to include independent auditor’s reports that include the names of the firms issuing the reports, as required by Rule 2-02 of Regulation S-X.  See Item 9.01(a) (2) of Form 8-K.

The Company notes the Staff’s comments and will revise the auditor’s reports of the entities acquired pursuant to the Grace Acquisition to included the name of the firm that issued those reports.

In connection with these comments, attached to this letter as Exhibit B is the acknowledgment of the Company requested by the Staff on pages 4 and 5 of the Comment Letter.

We appreciate the Staff’s responsiveness with respect to the Company’s proposals and look forward to resolving any concerns the Staff may have.  If you have any questions, please contact me at (213) 229-7684.

Sincerely,

/s/ Andrew W. Cheng

Andrew W. Cheng

AWC/awc

cc:	Claire Erlanger, Securities and Exchange Commission (copy contained herewith)
Mary E. Higgins, Herbst Gaming, Inc. (via electronic mail)
Michael Clark, Herbst Gaming, Inc. (via electronic mail)
Wade C. McKnight, Deloitte & Touche LLP (via electronic mail)
Ryan T. Miller, Deloitte & Touche LLP (via electronic mail)
Peter Ziegler, Gibson, Dunn & Crutcher LLP (via electronic mail)

EXHIBIT A

Revised pro forma financial statements

1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined financial data presented below is derived from the historical consolidated financial statements of the Company and the historical financial statements of Mark Twain Casino, L.L.C., St. Joseph Riverboat Partners and Southern Iowa Gaming Company and its subsidiary (the former owners of Mark Twain, St. Jo and Lakeside Iowa, respectively), which are included in this report. The unaudited pro forma condensed combined balance sheet information is presented on an as adjusted basis as if the borrowings under the Company’s amended credit facility in respect of the Grace Acquisition and the Grace Acquisition had occurred on December 31, 2004. The unaudited pro forma condensed combined statements of operations information is presented on an as adjusted basis as if the borrowings under the Company’s amended credit facility in respect of the Grace Acquisition and Grace Acquisition had occurred on January 1, 2004. The Company believes this information is important in evaluating the future operations and impact of the Grace Acquisition and the borrowings under the amended credit facility in respect of the Grace Acquisition.

The unaudited pro forma condensed combined financial statements contained in this report use the purchase method of accounting, with the Company treated as the acquirer. The amended purchase price for the Grace Acquisition was approximately $266.8 million. The pro forma adjustments are based on currently available information and upon assumptions that the Company believes are reasonable under the circumstances. A final determination of the allocation of the purchase price to the assets acquired and the liabilities assumed has not been made, and the allocation reflected in the unaudited pro forma condensed combined financial statements should be considered preliminary and is subject to the completion of a more comprehensive valuation of the assets acquired and liabilities assumed. The final allocation of purchase price could differ from the pro forma allocation included herein. Amounts preliminarily allocated to intangible assets may change significantly, and amortization methods and useful lives may differ from the assumptions that we used in this unaudited pro forma condensed combined financial information, any of which could result in a material change in depreciation and amortization expense.

You should read the following pro forma statements in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the financial statements and related notes contained in the Company’s annual report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2004.

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code of 1986. Under those provisions, the owners of the Company pay income taxes on its taxable income. Accordingly, a provision for income taxes is not included in the Company’s financial data.

The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only. They do not purport to represent what the results of operations and financial position of the Company would have been had the Grace Acquisition and related transactions actually occurred as of the dates indicated, and they do not purport to project or predict the future results of operations or financial position of the Company.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2004

	Herbst Gaming, Inc. Historical	Mark Twain Casino, L.L.C. Historical	St. Joseph Riverboat Partners Historical	Southern Iowa Gaming Company Historical	Grace Acquisition Adjustments		Refinancing Adjustments		Pro Forma As Adjusted
	(in thousands)
Revenues
Route operations	$293,244	$—	$—	$—	$—		$—		$293,244
Casino operations	91,254	28,525	25,689	63,293	—		—		208,761
Other	3,628	43	335	300	—		—		4,306

Total revenues	388,126	28,568	26,024	63,593	—		—		506,311
Less promotional allowances	(12,514)	(634)	(466)	(1,433)	—		—		(15,047)

Net revenues	375,612	27,934	25,558	62,160	—		—		491,264

Costs and expenses
Route operations	227,929	—	—	—	—		—		227,929
Casino operations	56,331	16,729 (7)	16,525 (7)	38,622 (7)	—		—		128,207
General and administrative	14,366	2,495	2,068	1,628	(2,327	)(1)	—		18,230
Depreciation and amortization	26,667	1,788	1,492	2,822	320	(2)	(278	)(5)	32,811
Loss on lease termination	600	—	—	—	—		—		600

Total costs and expenses	325,893	21,012	20,085	43,072	(2,007)		(278)		407,777

Income from operations	49,719	6,922	5,473	19,088	2,007		278		83,487

Other income (expenses)
Interest expense, net of capitalized interest	(20,849)	(455)	(82)	(957)	(15,630	)(3)	3,557	(6)	(34,416)
Interest income	353	22	28	98	(148	)(4)	—		353
Use tax settlement	—	—	—	300	(300	)(8)	—		—
Loss on early retirement of debt	(37,991)	—	—	—	—		—		(37,991)

Total other income (expense)	(58,487)	(433)	(54)	(559)	(16,078)		3,557		(72,054)

Net income (loss)	$(8,768)	$6,489	$5,419	$18,529	$(14,071)		$3,835		$11,433

(1)          Represents the elimination of $1,628 in management fees expensed at Southern Iowa Gaming Company and $699 in management fees expensed at Mark Twain Casino, L.L.C. Since the acquisition is an asset purchase, Herbst Gaming, Inc. will not be assuming any of the overhead costs of the parent and does not believe there will be material additional corporate overhead costs incurred in connection with the acquired assets.

(2)          Represents the elimination of $89 in amortization that was included in the expenses of Southern Iowa Gaming Company, $362 included in amortization of Mark Twain Casino, L.L.C. and $9 included in amortization of St. Joseph Riverboat Partners. None of these loan amortization costs will be assumed by Herbst Gaming, Inc. Reflects estimated amortization of $780 on loan fees related to the acquisition. Loan fees were amortized over the life of the corresponding loan, which is not materially different from the effective interest method. The estimated aggregate loan fees were $5,600 with an average life of the loans of 7.2 years.

(3)          Represents the elimination of $957 in interest expense that was included in the expenses of Southern Iowa Gaming Company, $455 included in the interest expenses of Mark Twain Casino, L.L.C. and $82 included in the interest expenses of St. Joseph Riverboat Partners. Since the acquisition is an asset purchase, Herbst Gaming, Inc. will not be assuming any of the interest bearing debts of these entities. Total debt incurred in connection with the Grace Acquisition was $276,800. Reflects estimated interest expense of $17,124 on the additional debt related to the financing of the acquisition, assuming an average interest rate of 6.20%.

(4)          Represents the elimination of interest income on idle cash of $98 from Southern Iowa Gaming Company, $22 from Mark Twain Casino, L.L.C. and $28 from St. Joseph Riverboat Partners, which is excluded from acquired assets.

(5)          Represents the net change in loan fee amortization of Herbst Gaming, Inc. as a result of the refinancing of substantially all its debt in June 2004. The amount of amortization eliminated was $1,242 and the amount of amortization added was $964. Loan fees were amortized over the life of the corresponding loan, which is not materially different from the effective interest method. The new aggregate loan fees were estimated to be approximately $6,400 with the average life of these loans approximately 6.8 years.

(6)          Represents the net change in interest expense of Herbst Gaming, Inc. as a result of the refinancing of substantially all its debt in June 2004, which debt was approximately $211,000. Interest was reduced from $20,849 to $17,292 on a pro forma basis. The average interest rate declined from 10.65% to 6.72%.  Total debt after the refinancing was $257,400.

(7)          Casino operating costs and expenses combine both departmental and cost of goods sold expenses for all three acquired entities.

(8)          Represents a tax settlement at Southern Iowa Gaming Company not included in the operations acquired by Herbst Gaming, Inc.

2

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2004

	Herbst Gaming, Inc. Historical	Mark Twain Casino, L.L.C. Historical	St. Joseph Riverboat Partners Historical	Southern Iowa Gaming Company Historical	Grace Acquisition Excluded Assets and Liabilities	Grace Acquisition Adjustments(1)		Pro Forma As Adjusted
	(in thousands)
Assets
Current Assets
Cash and cash equivalents	$138,172	$4,021	$4,554	$10,639	$(11,988)	$(90,800	)(3)	$54,598
Accounts receivable, net	1,281	14	636	178	(828)	—		1,281
Notes and loans receivable	411	—	—	—	—	—		411
Prepaid expenses and other	5,182	394	200	491	(1,085)	—		5,182
Inventory	1,080	63	104	133	—	—		1,380

Total current assets	146,126	4,492	5,494	11,441	(13,901)	(90,800)		62,852
Property and equipment, net	107,205	12,006	14,105	36,557	(215)	—		169,658
Lease acquisition costs, net	51,394	—	—	—	—	—		51,394
Goodwill and other intangible assets	—	—	5,460	—	(5,460)	208,547	(4)	208,547
Due from related parties	161	—	—	—	—	—		161
Other assets, net	13,545	—	—	—	—	—		13,545

Total assets	$318,431	$16,498	$25,059	$47,998	$(19,576)	$117,747		$506,157

Liabilities and stockholders’ equity (deficiency)
Current liabilities
Current portion of long-term debt	$154	$—	$—	$15,600	$(15,600)	$1,000	(3)	$1,154
Accounts payable	5,733	576	371	1,080	(2,027)	—		5,733
Accrued expenses	8,896	1,050	1,096	2,586	(3,006)	—		10,622
Due to related parties	36	—	—	—	—	—		36

Total current liabilities	14,819	1,626	1,467	19,266	(20,633)	1,000		17,545

Long-term debt, less current portion	333,258	—	—	—	—	185,000	(3)	518,258
Other liabilities	1,118	—	—	163	(163)	—		1,118
Stockholders’ equity (deficiency)
Common stock (no par value; 2,500 shares authorized; 300 shares issued and outstanding)	2,368	—	—	10,000	(10,000)	—		2,368
(Accumulated deficit) retained earnings	(34,763)	14,872	23,592	18,569	(57,033)	—		(34,763)
Additional paid-in capital	1,631	—	—	—	—	—		1,631

Total stockholders’ equity	(30,764)	14,872	23,592	28,569	(67,033)	—		(30,764)

Total liabilities and stockholders’ equity (deficiency)	$318,431	$16,498	$25,059	$47,998	$(87,829)	$186,000	(3)	$506,157

(1)          The allocation of the purchase price, which is subject to change based upon completion of the valuation of the assets acquired and liabilities assumed as of the closing date of the acquisition, is as follows:

Estimated Fair Market Value of assets acquired (in thousands)

Cash	$7,226	(2)
Inventory	300
Property plant and equipment	62,453
Goodwill and other intangible assets	208,547

3

Estimated Fair Market Value of liabilities assumed (in thousands)

Accrued expenses	$(1,726	)(2)
Total Cash Purchase Price	276,800

The foregoing table reflects only adjustments due to the elimination of assets and liabilities not acquired or assumed in connection with the Grace Acquisition.  As of the date hereof, none of the adjustments in the foregoing table reflect adjustments related to purchase price adjustments to fair value.

(2)          Cash is adjusted for $11,988 in cash retained by Grace, $5,500 in cash on hand pursuant to the Grace asset purchase agreement and an amount equal to assumed liabilities for player’s club, progressive jackpots and outstanding chips and tokens. The liabilities assumed at Southern Iowa Gaming Co. were $793, at Mark Twain Casino, L.L.C. were $444 and at St. Joseph Riverboat Partners were $489. Cash is also adjusted for $90,800 used to consummate the Grace Acquisition (see footnote 3).

(3)          Includes addition of $186,000 ($1,000 of the debt is current) in debt in connection with the acquisition of the casino assets pursuant to the Grace Acquisition. The total debt incurred in connection with the Grace Acquisition was $278,600.  Approximately $90,800 of that debt was incurred prior to December 31, 2004 and therefore is reflected in both of Herbst Gaming, Inc.’s cash and debt as of December 31, 2004.  On February 1, 2005, this $90,800 in debt proceeds, along with  $186,000 of debt set forth in the table above, was used to consummate the Grace Acquisition.

(4)          Includes the excess of the purchase price over the estimated fair value of assets and liabilities assumed.

4

Exhibit B

Acknowledgment of Company

In connection with the response to the letter of the Securities and Exchange Commission (the “Commission”) dated August 11, 2005 regarding the Form 10-K for the year ended December 31, 2004, the Form 10-Q for the period ended March 31, 2005 and the Form 8-K/A dated April 15, 2005, each of Herbst Gaming, Inc. (the “Company”), the undersigned, being the Chief Financial Officer of the Company, hereby acknowledges as follows:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

•                  Comments of the Commission’s staff (the “Staff”) or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Mary E. Higgins
Name:	Mary E. Higgins
Title:	Chief Financial Officer

1